May 14, 2020TSX: SAM

STARCORE ANNOUNCES

4th Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announces production results for the fourth quarter of fiscal year 2019 / 2020, ended April 30, 2020, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

“We are continuing as planned to mine profitable ounces and focus on strict cost controls. Despite the lower than planned gold and silver grades during this quarter, new exploration has discovered better grades that we expect to reach by drifting in the next quarters,” reported Salvador Garcia, Chief Operating Officer of the company.

San Martin Production	Q4 2019	Q3 2019	Q/Q Change	YTD 2019	YTD 2018	Y/Y Change
Ore Milled (Tonnes)	56,596	58,316	-3%	229,830	301,912	-24%
Gold Equivalent Ounces	2,925	3,425	-15%	13,112	16,393	-20%
Gold Grade (Grams/Ton)	1.65	1.84	-10%	1.82	1.62	12%
Silver Grade (Grams/Ton)	25.32	30.06	-16%	30.49	39.24	-22%
Gold Recovery (%)	88.72	90.09	-2%	87.67	86.24	2%
Silver Recovery (%)	55.77	50.93	10%	54.36	58.47	-7%
Gold: Silver Ratio	102.59	86.32		90.28	82.48

Salvador Garcia, P. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone:  (604) 602-4935 x 230
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.